Canada Customs and Revenue Agency | Agence des douanes et du revenu du Canada

ELECTION ON DISPOSITION OF PROPERTY BY A TAXPAYER TO A TAXABLE CANADIAN CORPORATION

- For use by a taxpayer and a taxable Canadian corporation to jointly elect under subsection 85(1) where the taxpayer has disposed of eligible property within the meaning of subsection 85(1.1) to the corporation and has received as consideration shares of any class in that corporation.
- File one completed copy of the election and related schedules (if any) as follows:
  1 – a) one copy by the transferor, or
  b) two or more copies if two or more transferors elect regarding the transfer of the same property (co-ownership), or two or more members of the same partnership elect for the transfer of their partnership interests. In these situations, one transferor designated for the purpose should file simultaneously one copy for each transferor, together with a list of all transferors electing. The list should contain the address and Social Insurance number or Business Number of each transferor;
  2 – on or before the earlier date on which any one of the parties to the election is required to file an income tax return for the taxation year in which the transaction occurred, taking into consideration any deadline under subsection 96(3) (due date);
  3 – at the tax centre where the transferor's income tax return is normally filed. Where two or more co-owners or members of a partnership referred to above elect, the elections will be processed in bulk and should be filed at the tax centre of the transferees; and
  4 – separate from any tax return. You may put it in the same envelope with a return, but do not insert it in or attach it to the return.
- Sections and subsections referred to on this form are from the *Income Tax Act*.

Do not use this area

Name of taxpayer (transferor) (print)	Social Insurance number or Business Number
EVANACHAN LIMITED	881765374

Address	Postal code
33 GEORGE STREET, 3RD FLOOR TORONTO, ONTARIO	M5A 2N4

Taxation year of taxpayer for the period from	Year Month Day	to	Year Month Day	Tax services office
	2006/11/01	to	2007/10/31	TORONTO CENTRE

Name of co-owner(s), if any (if more than one, attach schedule giving similar details) (print)		Social insurance number
Address	**Postal code**	**Tax services office**

Name of corporation (transferee) (print)	Business Number
RUBICON MINERALS CORPORATION	[illegible]99205231

Address	Postal code
1540-800 WEST PENDER STREET, VANCOUVER, BC	V6C 2V6

Taxation year of corporation for the period from	Year Month Day	to	Year Month Day	Tax services office
	2007/01/01	to	2007/12/31	VANCOUVER

Name of person to contact for additional information	Area code Telephone number
HILBORN ELLIS GRANT LLP, ATTN: JOHN P HILBORN	416-364-1359

Penalty for late-filed and amended elections

An election that is filed after its due date is subject to a late-filing penalty. Form T2057 can be filed within 3 years after its due date if an estimate of the penalty is paid at the time of filing. Form T2057 can also be amended or filed after the 3-year period, but in these situations, a written explanation of the reason for why the election is amended or late-filed must be attached for consideration by the Minister and an estimate of the applicable penalty must be paid at the time of submission.

Calculation of late-filing penalty:

Fair market value of property transferred		
Less: agreed amount		
Difference		A
Amount A ______ × 1/4 × 1% × N*	=	B
\$100 × N*	=	C

*N represents the number of each month or each part of a month in the period from the due date to the actual filing date. Amount C cannot exceed \$8,000.

Late-filing penalty is the lower of B and C above

Make cheque or money order payable to the Receiver General. Specify "T2057" on the remittance and to ensure proper credit, indicate the name and social insurance number of the taxpayer, or Business Number of the corporation.

Unpaid amounts including late-filing penalties are subject to daily compound interest at a prescribed rate.

Do not use this area

Amount enclosed

Name SVANACHAN LIMITED | SIN or BN 881760374

Information required

On the following page, list, describe, and state the fair market value of transferred properties. The description and fair market value of the consideration received has to be shown opposite the related property transferred. Where the transferred property is a partnership interest attach a schedule of the calculation of the adjusted cost base. If space on the form is insufficient, attach schedules giving similar details. You have to designate the order of disposition of each depreciable property. With this election you do not have to file the following materials: schedules supporting this designation, documentation relating to the responses to the questions below, and a brief summary of the method of evaluating the fair market value of each property transferred. However you have to keep them as the Canada Revenue Agency may ask to see them at a later date.

1 – Is there a written agreement relating to this transfer? ☒ yes ☐ no

2 – Does a price adjustment clause apply to any of the properties? (See the Interpretation Bulletin IT-169 for details.) ☐ yes ☒ no

3 – Do any persons other than the taxpayer own or control directly or indirectly any shares of any class of the transferee? ☒ yes ☐ no

4 – Does a non-arm's length relationship exist between 2 or more corporations? ☐ yes ☒ no

a) Have all or substantially all (90% or more) of all the properties of the corporation(s) been transferred to the transferee corporation? ☐ yes ☐ no

5 – Is the taxpayer a non-resident of Canada? ☐ yes ☒ no

6 – Are any of the properties transferred capital properties? ☒ yes ☐ no

If yes,

a) have they been owned continuously since Valuation Day (V-Day)? ☐ yes ☒ no

b) have they been acquired after V-Day in a transaction considered not to be at arm's length? ☒ yes ☐ no

c) since V-Day, has the taxpayer or any person from whom shares were acquired in a non-arm's length transaction received any subsection 83(1) dividends for transferred shares? (If yes, provide details of amounts and dates received and attach a schedule.) ☐ yes ☒ no

7 – Is the agreed amount of any of the transferred properties based on an estimate of fair market value on V-Day? ☐ yes ☒ no

a) If yes, does a formal documented V-Day value report exist? ☐ yes ☐ no

8 – Has an election under subsection 26(7) of the Income Tax Application Rules (Form T2078) been filed by or on behalf of the taxpayer? ☐ yes ☒ no

Where shares of the capital stock of a private corporation are included in the property disposed of, provide the following

Name of corporation (print)	Business Number	Paid-up capital of shares transferred
NUEWEN CAPITAL CORPORATION	822513529	[illegible]

Description of shares received

Number of shares transferor received	Class of shares	Redemption value per share	Paid-up capital	Voting or non-voting	Are shares retractable? *
[illegible]	COMMON		[illegible]	voting	☐ yes ☒ no
	[illegible]				☐ yes ☐ no
	[illegible]				☐ yes ☐ no
	[illegible]				☐ yes ☐ no
	[illegible]				☐ yes ☐ no
					☐ yes ☐ no
					☐ yes ☐ no
					☐ yes ☐ no

* Retractable means redeemable at the option of the holder.

Informative notes

- The rules for section 85 elections are complex. Essential information is contained in Information Circular, IC76-19 and Interpretation Bulletins, IT-169, IT-291, and IT-378.
- Complete all the information areas and answer all questions. If this form is incomplete, the Canada Revenue Agency may consider the election invalid, and subsequent submissions may be subject to a late-filing penalty.
- If the agreed amount exceeds the adjusted cost base of the property in the election, you must report the difference as a capital gain, as income or a combination of both, whichever applies.

Name [illegible] LIMITED | S.I.N. or B.N. [illegible]

Particulars of Eligible Property Disposed of and Consideration Received

Date of sale or transfer of all properties listed below	Year Month Day 2017/05/19	Note: For properties sold or transferred on different dates, use separate T2057s.

	Property Disposed of					Consideration Received		
	Description	Elected Amount Limits * Fair Market Value	Elected Amount Limits * A	Agreed Amount B	Amount to be reported B - A (If < 0 see Note 4)	Non-share Description	Share Number and Class	Fair Market Value of Total Consideration
Capital Property Excluding Depreciable Property	(Brief legal)	$	$ (See Note 1)	$	$			$
	1,330,990 SHARES OF						[illegible] COMM	
	OF [illegible] CAPITAL						[illegible]	
	CORPORATION	22,000,000.000	1,230,000.000	1,230,000.000			[illegible] CORP	22,000,000.000
Depreciable Property	(Description and prescribed Class)		(See Note 2)					
Eligible Capital Property	(Kind)		(See Note 3)					

Name EVANACHAN LIMITED S.I.N. or B.N. 861765374

Particulars of Eligible Property Disposed of and Consideration Received (cont.)

Date of sale or transfer of all properties listed below.	Year Month Day 2007/05/18	Note: For properties sold or transferred on different dates, use separate T2057s.

	Property Disposed of					Consideration Received		
		Elected Amount Limits *				Non-share	Share	
	Description	Fair Market Value	A	Agreed Amount B	Amount to be reported B - A (if > 0 see Note 4)	Description	Number and Class	Fair Market Value of Total Consideration
Inventory Excluding Real Property	(Kind)	$	$ (Cost Amount)	$	$			$
Resource Property	(Brief legal)							
			NIL					
			NIL					
			NIL					
			NIL					
			NIL					
Security or Debt Obligation Property	(Description)		(Cost Amount)					
Specified Debt Obligation (For financial institutions only)								

Name EVANACHAN LIMITED | S.I.N. or B.N. 861765374

Particulars of Eligible Property Disposed of and Consideration Received (cont.)

Date of sale or transfer of all properties listed below:	Year Month Day 2007/05/18	Note: For properties sold or transferred on different dates, use separate T2057s.

	Property Disposed of			Agreed Amount	Amount to be reported B - A (B > 0 see Note 4)	Consideration Received		
	Description	Elected Amount Limits *				Non-share	Share	Fair Market Value of Total Consideration
		Fair Market Value	A	B		Description	Number and Class	
Capital Property That is Real Property Owned by A Non-Resident Person		$	$	$	$			$
NISA Fund No. 2								

Note 1: Adjusted cost base (which is subject to adjustment per section 53).

Note 2: The lesser of undepreciated capital cost of all property of the class and the cost of the property.

Note 3: The lesser of 4/3 x cumulative eligible capital and the cost of the property. (New rules will apply on subsequent dispositions of eligible capital property occurring after December 20, 2002).

Note 4: This amount is to be reported either as a capital gain or as income, whichever applies. Also, in the case of depreciable property or eligible capital property, a portion of the amount may have to be reported as a capital gain while another portion may have to be reported as income.

* Refer to current Interpretation Bulletin IT-291 for more information on an eligible property and an explanation of the limits.

Election and Certification

The taxpayer and corporation hereby jointly elect under subsection 85(1) in respect of the property specified, and certify that the information given in this election, and in any documents attached is to the best of their knowledge, correct and complete.



Signature of Transferor, of Authorized Officer or Authorized Person* and Signature of Authorized Officer of Transferee | Date

* Attach a copy of authorizing agreement.